UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2024

Commission File Number: 001-39481

PainReform Ltd.
(Translation of registrant’s name into English)

65 Yigal Alon St., Tel Aviv 6744316
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

This Report on Form 6-K (including exhibits attached hereto) is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (Registration No. 333-257968 and 333-265902) and Form F-3 (Registration No. 333-254982, 333-276485, 333-277954, and 333-282264), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On October 16, 2024, PainReform Ltd. (the “Company”) entered into an At The Market Offering Agreement (the “Offering Agreement”) with H.C. Wainwright & Co., LLC, as sales agent (“Wainwright”), pursuant to which the Company may offer and sell, from time to time through Wainwright ordinary shares of the Company, no par value (the “Ordinary Shares”), having an aggregate offering price of up to $1.35 million (the “Shares”).

The offer and sale of the Shares will be made pursuant to a shelf registration statement on Form F-3 and the related prospectus (File No. 333-282264) filed by the Company with the Securities and Exchange Commission (the “SEC”) on September 20, 2024, and declared effective by the SEC on October 3, 2024, as supplemented by a prospectus supplement dated October 16, 2024, filed with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”).

Pursuant to the Offering Agreement, sales of Shares may be made in transactions that are deemed to be “at-the-market” offerings as defined in Rule 415 under the Securities Act, including sales made directly on or through The Nasdaq Capital Market, or any other existing trading market in the Unites States for the Company’s Shares, sales made to or through a market maker other than on an exchange or otherwise, directly to Wainwright as principal, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices and/or in any other method permitted by law. Wainwright will use commercially reasonable efforts consistent with its normal trading and sales practices and applicable law and regulations to sell the Shares pursuant to the Offering Agreement from time to time, based upon instructions from the Company, including any price or size limits or other customary parameters or conditions the Company may impose.

The offering of Shares pursuant to the Offering Agreement will terminate upon the earliest of (a) the termination of the Offering Agreement by Wainwright or the Company, as permitted therein, and (c) the mutual agreement of the parties. The Company will pay Wainwright a fixed commission rate equal to 3.0% of the gross sales price of the Shares sold pursuant to the Offering Agreement and has agreed to provide Wainwright with customary indemnification and contribution rights.

The Company will also reimburse Wainwright for certain specified expenses in connection with entering into the Offering Agreement. The Offering Agreement contains customary representations and warranties and conditions to the sale of the Shares pursuant thereto.

The foregoing description of the Offering Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed herewith as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference. A copy of the opinion of Doron, Tikotzky, Kantor, Gutman, Amit, Gross & Co. relating to the offer and sale of the Shares is attached as Exhibit 5.1 hereto.

This Report on Form 6-K shall not constitute an offer to sell, or the solicitation of an offer to buy, the Shares discussed herein, nor shall there be any offer, solicitation, or sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Exhibit Index

Exhibit No.	Description
5.1	Opinion of Doron, Tikotzky, Kantor, Gutman, Amit, Gross & Co.

10.1	At The Market Offering Agreement, dated October 16, 2024, between PainReform Ltd. and H.C. Wainwright & Co., LLC

23.1	Consent of Doron, Tikotzky, Kantor, Gutman, Amit, Gross & Co. (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2024	By:	/s/ Ehud Geller
Ehud Geller
Interim Chief Executive Officer